UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended: December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission File No. 1-5418

Albertsons Savings and Retirement Estates

(Full Title of the Plan)

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

REQUIRED INFORMATION

Page No.
Items 1 through 3 Financial Statements and Schedules
(a) Financial Statements	1
(b) Supplemental Schedule	10
Signatures	11
Exhibits
KPMG LLP Independent Auditors’ Consent	12
Deloitte & Touche LLP Independent Auditors’ Consent	13

Albertsons Savings and Retirement Estates

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Reports of Independent Registered Public Accounting Firms

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
KPMG LLP	1
Deloitte & Touche LLP	2
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i.	10
Schedule of Assets (Held at End of Year) as of December 31, 2006

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Albertsons Savings and Retirement Estates, Plan Administrator

Albertsons Savings and Retirement Estates Plan

We have audited the accompanying statement of net assets available for benefits of the Albertsons Savings and Retirement Estates Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 27, 2006, expressed an unqualified opinion on those financial statements, before the restatement described in Note 2(a) to the financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 2(a) to the financial statements, the Company adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005. We have audited the adjustment necessary to restate the statement of net assets available for benefits as of December 31, 2005. In our opinion, such adjustment is appropriate and has been properly applied.

/s/ KPMG LLP

Boise, Idaho

June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Albertsons Savings and Retirement Estates

Boise, Idaho

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(a) to the financial statements, the statement of net assets available for benefits of the Albertsons Savings and Retirement Estates (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(a) to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2(a) to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ DELOITTE & TOUCHE LLP

Boise, Idaho

June 27, 2006

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Investments at fair value	$5,272,162,610	$4,775,023,260
Loans to participants	146,901,468	164,662,319
Receivables:
Employer contribution receivable	77,305,566	108,454,706
Participant contribution receivable	3,001,611	281

Total receivables	80,307,177	108,454,987

Net assets available for benefits at fair value	5,499,371,255	5,048,140,566
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	652,328	1,879,098

Net assets available for benefits	$5,500,023,583	$5,050,019,664

See accompanying notes to financial statements.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions:
Investment income:
Allocated Master Trust investment income	$554,354,049	$280,273,954
Interest on loans to participants	6,308,416	5,832,612

Net investment income	560,662,465	286,106,566
Contributions:
Participants contributions	127,909,494	127,313,269
Employer contributions	84,812,794	113,807,145

Total contributions	212,722,288	241,120,414
Transfers from other plans (Note 7)	643,776,389	—

Total additions	$1,417,161,142	$527,226,980

Benefits paid to participants	(577,723,006)	(453,448,783)
Transfers to other plans (Note 7)	(389,434,217)	—

Increase in net assets	450,003,919	73,778,197
Net assets available for benefits:
Beginning of year	5,050,019,664	4,976,241,467

End of year	$5,500,023,583	$5,050,019,664

See accompanying notes to financial statements.

(1)	Description of Plan

The following brief description of Albertsons Savings and Retirement Estates (“ASRE”), formerly the American Stores Retirement Estates (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On June 2, 2006, Albertson’s, Inc. (“Albertsons”) was sold to a consortium of buyers including SUPERVALU INC. (“SUPERVALU” or the “Company”), CVS Corporation, and an investor group led by Cerberus Capital Management, L.P. (the “Cerberus Group”). As a result of that sale, the new Plan sponsor is New Albertson’s, Inc., a wholly owned subsidiary of SUPERVALU. At the point of the sale, the Cerberus Group, operating as Albertson’s LLC, adopted a new qualified 401(k) plan substantially similar to the Plan covering participants formerly covered by the Plan. SUPERVALU transferred balances for these participants to the Albertson’s, LLC 401(k) plan (see note 7). Following the sale, 13,000 participants of the Plan, primarily representing employees associated with the standalone drug stores, began participating in plans offered by CVS Corporation. No transfer agreement is in place to transfer balances to CVS. Rather, participants may request rollovers from the Plan based on their own timing.

(b)	Eligibility

Associates in an hourly position hired on or after October 1, 2006 will become eligible to make personal contributions to the Plan upon completing six months of employment. Associates employed in a salaried position or who are pharmacists on or after October 1, 2006 will become eligible to make personal contributions to the Plan upon their hire date. Associates will automatically become eligible for the Company Contribution on Pay and Company Matching Contributions after completing 1,000 paid hours and one year of service.

(c)	Contributions

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Prior to June 2, 2006, contributions to the Plan by Albertsons were set each year at the discretion of Albertsons Board of Directors for the prior Plan year and were irrevocable. After June 2, 2006, company contributions to the Plan are set each year at the discretion of the Company for the prior Plan year and are irrevocable. The company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants in two parts. The company match portion is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits up to 6% of compensation. The Company Contribution on Pay is allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Section 401(1) of the Internal Revenue Code, as amended (the “Code”); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are in some cases offset by obligations of the company to contribute to a collective bargaining unit plan. A participant’s compensation in excess of $220,000 for 2006 and $210,000 for 2005 is excluded in determining the amount of company contribution and forfeitures allocated to the participant.

(d)	Investment Manager and Custodian

All of the Plan’s investments are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Company’s Benefit Plans Committee. The Plan has also entered into a recordkeeping contract with Fidelity Institutional Retirement Services Company.

(e)	Participant Accounts

Participants may apportion their deposits between more than one investment fund option, including a company stock fund. Each participant’s share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix, except a participant may make a separate investment election for the Company Contribution on Pay. Participants not making personal deposits may specify investment elections for the Company contribution. If a specification is not made, the Company contribution will be invested in the Plan default funds consisting of the Fidelity Freedom Fund Default service. Contributions for these participants are automatically invested in an appropriate Freedom Fund based on the participant’s age. The Freedom Fund Default service offers a way for the Plan to invest undirected contributions into a diversified option targeted to each participant’s investment time frame. These “Life Cycle” funds are designed to be single-choice options that seek to provide a diversified portfolio. Each is a “fund of funds,” which invests in multiple Fidelity mutual funds to achieve the diversification objective appropriate for the anticipated retirement date.

(f)	Vesting

Company contributions, made on behalf of participants that are not based upon deposits made by such participants, vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service. Personal deposits of participants and company contribution allocations based upon personal deposits of participants vest immediately.

(g)	Loans to Participants

Under certain circumstances, participants may borrow against their vested account balances. Loans are limited to 50% of the participant’s vested account balance, with a maximum outstanding loan balance of $50,000. All loans must be repaid within five years, except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the then current market rates. Principal and interest is paid ratably through payroll deductions.

(h)	Payment of Benefits

Upon separation from service, participants can elect to withdraw vested balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan, which are attributable to the former American Stores Company Retirement Plan, may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Employees who reach age 59-1/2 may withdraw any portion of their account.

(i)	Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $8,316,398 and $5,583,872, respectively. During the years ended December 31, 2006 and 2005, forfeited amounts of $8,316,400 and $5,584,343, respectively, were used to reduce company contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

As described in FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value, effective for plan years ending after December 15, 2006. The FSP also required a retroactive adjustment of the December 31, 2005 balances. Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The retrospective adjustment to the 2005 financial statements for the effects of the FSP is:

2005
Investments as previously reported	$4,941,564,677
Adjustment from contract value to fair value	(1,879,098)
Reclassification to separately report Loans to participants	(164,662,319)

Investments at fair value as restated	$4,775,023,260

(b)	Investment Valuation and Income Recognition

Investments in the Master Trust (see note 3) are stated at fair value. The majority of investment values are ascertained from national security exchanges. All government, equity securities and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans to participants are stated at cost, which approximates fair value.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(d)	Risk and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(e)	Payments of Benefits

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

(f)	Investment and Management Fees

Usual and customary investment manager fees and trustee fees are paid from the Master Trust. During 2006, SUPERVALU paid certain expenses on behalf of the Plan.

(3)	Master Trust Investments

The assets held in the Master Trust are commingled with assets of other benefit plans sponsored by the Company. The Company’s benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned. At December 31, 2006 and 2005, the Plan’s allocation and ownership consisted of approximately 98% and 96%, respectively, of the net assets of the Master Trust.

The following table presents the fair values of investments for the Master Trust as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value:
Common and preferred stock	$1,537,523,773	$1,570,828,980
Mutual funds/pooled separate accounts	2,298,220,063	1,775,794,997
Corporate bonds and debentures	191,641,658	149,308,728
U.S. government securities	474,763,044	473,725,298
Commercial paper and short-term investments	78,428,944	128,320,671
Foreign obligations	109,380,700	120,619,859
Synthetic guaranteed investment contracts	662,296,955	710,697,070
Other (municipal bonds, futures, options)	9,639,514	20,516,529

Sub-total	5,361,894,651	4,949,812,132

Adjustment from fair value to contract value	658,014	1,922,966

Total investments	$5,362,552,665	$4,951,735,098

Investment income for the Master Trust is as follows for the years ended December 31, 2006 and 2005:

	2006	2005
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$240,420,732	$71,962,526
Mutual funds/pooled separate accounts	262,247,748	174,373,004
Corporate bonds and debentures	2,302,871	(3,426,803)
U.S. government securities	722,508	(8,836,775)
Commercial paper and short-term investments	(1,482,785)	(2,684,371)
Foreign obligations	4,415,904	(1,097,659)
Other (municipal bonds, futures, options)	5,298,963	837,980

	513,925,941	231,127,902
Dividends	31,095,933	32,669,250
Interest	47,103,812	42,434,426

	592,125,686	306,231,578
Investment and management fees	(16,039,826)	(15,625,481)

Net appreciation	$576,085,860	$290,606,097

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager’s usage of such derivative financial instruments is limited by the Plan’s contractual investment guidelines, which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value and are included in investments in the statements of net assets available for benefits at amounts that the Plan would be required to pay or receive at December 31 to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the statements of net assets available for benefits and do not represent the potential gain or loss associated with such transactions.

Credit risk represents the Master Trust’s potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty nonperformance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

As of December 31, 2006, credit risk related to these contracts was determined to be an insignificant amount. As of December 31, 2005, the Master Trust did not have any open foreign exchange forward contracts.

(4)	Investments

The fair market value of investments that exceed 5% of net assets available for benefits are as follows as of December 31, 2006 and 2005:

	2006	2005
Investment in Master Trust	$5,272,162,610	$4,775,023,260

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

(6)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 27, 2004 that the Plan and related trust are designed in accordance with applicable requirements of the Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Transfers

Effective September 30, 2006, participant balances in the amount of $359,954,350 and loans in the amount of $29,479,867, for a total of $389,434,217, were transferred out of the Plan to the Albertson’s, LLC 401(k) Plan.

Effective September 30, 2006, the Shaw’s 401(k) Plan was merged with the Plan and the Shaw’s 401(k) Plan members began participating in ASRE. After appropriate member notification, participant balances in the amount of $623,273,028 and loans in the amount of $20,503,361 were transferred in to the Plan for a total transfer in of $643,776,389. The participant balances were transferred to similar investment options available in the ASRE plan. Certain of the transferred members participate in ASRE on the same basis as they did in the Shaw’s 401(k) Plan, on a deferral only basis receiving no company contributions, in accordance with the terms of the collective bargaining agreements covering these participants.

(8)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust. Fidelity Management Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Master Trust held 1,591,638 and 0 shares, respectively, of common stock of SUPERVALU, with a cost basis of $47,872,217 and $0, and a fair value of $56,901,071 and $0, respectively. At December 31, 2006 and 2005, the Master Trust held 0 and 10,442,517 shares, respectively, of common stock of Albertsons, with a cost basis of $0 and $275,412,178, and a fair value of $0 and $222,947,731, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from SUPERVALU and Albertsons of $4,332,058 and $8,865,515, respectively. At December 31, 2006, the Plan owned 100% of the SUPERVALU stock in the Master Trust. At December 31, 2005, the Plan owned 100% of the Albertsons stock in the Master Trust.

(9)	Company Stock Fund Dividend and Voting Rights

The portion of the plan invested in the Company Stock Fund is an employee stock ownership plan as defined in the Plan. Participants may elect to have any dividends due to them reinvested in Company Stock or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the shares of Company Stock allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions – for and against, respectively – as shares for which the trustee receives participant voting instructions.

(10)	Investment Contract with Insurance Company

In 1999, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (“Principal”). Principal maintains the contributions in Principal separate accounts. Those accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Master Trust holds an investment in a synthetic guaranteed investment contract (“synthetic GIC”). The synthetic GIC is presented at fair value on the table of investments held in the Master Trust (note 3). The fair value of the synthetic GIC equals the total of the fair value of the underlying assets plus the value of the wrapper contract. In determining the net assets available for benefits, the synthetic GIC is recorded at its contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Master Trust holds a wrap guarantee agreement that can be utilized in the event the issuer of the wrapper contract falls below certain credit rating criteria.

Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

Average yields:

	2006	2005
Based on actual earnings	5.07%	5.01%
Based on interest rate credited to participants	5.00%	4.68%

(11)	Reconciliation to the Form 5500

The following schedule reconciles the financial statements to Form 5500:

	Net assets available for benefits as of December 31,
	2006	2005
Balance per financial statements	$5,500,023,583	$5,050,019,664
Deemed distributions of participant loans with no post-default payment activity not recorded on the 5500	(2,756,357)	—

Balance per Form 5500	$5,497,267,226	$5,050,019,664

(12)	Future Intent

SUPERVALU intends to merge the Plan and other SUPERVALU 401(k) plans into a new enterprise-wide 401(k) and profit sharing plan effective January 1, 2008. An announcement to Plan participants was made in June 2007, describing the features of the new plan. The intent is for the new plan to be a safe harbor plan under rules established by the Pension Protection Act of 2006.

SUPPLEMENTAL SCHEDULE

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
* Fidelity Management Trust Company	Investment in the Master Trust		$5,272,814,938
* Participant Loans	Loans to Participants (maturing 2007 to 2017 at interest rates of 2.5% to 10.5%)		146,901,468

			$5,419,716,406

*	Denotes permitted party-in-interest.
**	Cost of asset information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of Independent Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBERTSONS SAVINGS AND RETIREMENT ESTATES

Date: June 29, 2007	/s/ Sherry M. Smith
Sherry M. Smith
Sr. Vice President, Finance